

OFFERING MEMORANDUM

facilitated by



Top Shelf Cookies

FORM C OFFERING

MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS DUE TO CIRCUMSTANCES RELATED TO COVID-19 AND PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.

(A) The Company

Name of Company	Top Shelf Cookies
State of Organization	MA
Date of Formation	07/30/2014
Entity Type	Limited Liability Company
Street Address	196 Quincy St, Boston MA, 02121
Website Address	http://www.topshelfcookies.com

(B) Directors and Officers of the Company

Key Person	Heather Yunger

Position with the Company	CEO
Title	2014
First Year	
Other business experience (last three years)	***Founder & CEO*** (*Top-Shelf Cookies, July 2014 - Present*) — All Operations: Baker, Event Coordinator, Sales Professional, Business Development (CEO stands for Chief Everything Officer!)

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Heather Yunger	100%

(D) The Company's Business and Business Plan

Overview

Since our launch in 2014, we have been essentially cookie nomads traveling from pop up to pop up. We bring our cookies to farmers markets, breweries, offices, basically anywhere that will have us. In addition, we have had some wholesale accounts and our e-commerce business, with our wildly successful cookie of the month subscription. We work out of a shared kitchen for 40+ businesses in

The Solution

It's time for us to go inside. It's time Top Shelf Cookies to seek out some shelter where we can centralize our operations and a home where cookies can be found daily and we can be more creative and offer some of our most popular flavors STRAIGHT OUT OF THE OVEN! The daily revenue would allow us to make some full time hires and create some jobs in the city of Boston.

Why Top Shelf Cookies?

We are a craft cookie company that is uniquely Boston. We appeal to locals and tourists with our Boston inspired flavors and just by making really delicious cookies. We have spent nearly six years learning about our process, developing flavors, hearing feedback and learning about our customers. Our online sales have grown substantially in the last six months, along with our corporate gifting and catering.

Cookies are a timeless treat and portion controlled as well, so it's something people can feel good about enjoying for themselves or for a crowd. We've already learned our product appeals to folks that work in the area and we know from hearing from our customers that they would come find us at our own location.

Q&A with Founder Heather Yunger What's

Your Favorite Top Shelf Flavor? Black & Gold -

it's my firstborn

What's your favorite thing to do in Boston?

Patriot's Day - Best day to be a Bostonian. Get up early, have some brews and bites with good friends, hit the Red Sox game, get out cheer on marathoners (around that time it's regular people
- so it's pretty cool to cheer them on!) and if the sports gods are great, head over the Bruins playoff game.

What's the thing you most appreciate in your life?

I'm so lucky to be able to follow my dream and run a cookie business. Mostly nobody gets mad at me (I have cookies) I get to be creative with cookies. I get to honor the city I love with cookies. I spend most of my days in Boston with cookies. I get to create jobs in a neighborhood in Boston that needs it. I have an awesome co-worker in Brady (Chief Dog Officer) and I love the team that works for Top Shelf Cookies and the production team that works with us out of CommonWealth Kitchen. Being a small business owner is challenging, but my worst day owning Top Shelf Cookies is far superior to my best day in a cubicle.

What's your favorite Boston sports memory?

June 15, 2011 - Bruins win the Cup. I was in the Fours (shocker) with a lot of my close friends. It's the championship I wanted for the ten years prior. I loved that team, there was a lot to like about them. Beating Montreal (after being down 2-0), sweeping the Flyers after being embarrassed by them the year before, one of the best series of hockey I had ever seen up until that point vs Tampa, then to just go in and play the arrogant Canucks and play their game and be so focused. It was awesome to enjoy that for 2 months and during that time, I figured out what I wanted to do when I grew up.

When people come to you for help, what do they usually want help with?

That's a good question and a hard one (and I came up with these!) Right now, I try to work with a lot of new bakers at CommonWealth Kitchen to help them figure out how to best get started. I was lucky enough to have people help me and I believe in paying it forward

(E) Number of Employees

The Company currently has 5 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. ***YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.*** In
making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$10,000
Offering Deadline	October 30, 2020

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section
(K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering (it may not exceed $1,070,000)?	$60,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Space Improvements	$5000	$30,000
Equipment	$3,333	$20,000
Operating Expenses	$1067	$6,400
Mainvest Compensation	$600	$3,600
TOTAL	$10,000	$60,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process To

Invest

- Review this Form C and the [Campaign Page](#)
- If you decide to invest, enter an amount and press the Invest button Follow
- the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	$.4 - 2.4\%$[2]
Payment Deadline	2026-01-01
Maximum Payment Multiple	1.4 X
Sharing Start Date	The first day after disbursement that the Company has revenues greater than one ($1) dollar
First Payment Date	Thirty (30) days after the last day of the calendar quarter ending not less than Sixty (60) days after the sharing start date.
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	0.35%

---

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 0.4% and a maximum rate of 2.4% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$10,000	0.4%
$22,500	0.9%
$35,000	1.4%
$51,700	2.1%
$60,000	2.4%

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

The Company has no outstanding securities.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Heather Yunger	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Kiva Loan	$1,111	0%	09/12/2020	

(Q) Other Offerings of Securities within the Last Three Years

Date offering Began	Offering Exemption	Type of Security	Amount Sold	How the Money was Used
June, 2020	Rule 17CFR 227	Revenue Sharing	$94,000	Please refer to the

	(Regulation Crowdfunding)	Notes		company's Form C/U dated 9/15/2020 for additional disclosures

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any

individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Historical milestones

Top Shelf Cookies has been operating since **2014** and has since achieved the following milestones:

- Plans to open location in **Dorchester, MA**
- Achieved revenue of **$117521** in **2018**, which then grew to **$141,062** in **2019**.
- Had Cost of Goods Sold (COGS) of **$69,279**, which represented gross profit margin of about **40%** in **2018**. COGS were then **$75,026** the following year, which implied gross profit margin of **47%**.

Historical financial performance is not necessarily predictive of future performance.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements. Pro

Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its 5- year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

Top Shelf Cookies Pro-Forma Income Statement	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$404,455	$505,569	$581,405	$639,545	$671,522
Cost of goods sold	$193,125	$234,164	$261,210	$278,711	$283,867
Gross profit	**$211,331**	**$271,406**	**$320,195**	**$360,835**	**$387,656**
Expenses					
Bank Service Charge	$11,253	$14,066	$16,176	$17,793	$18,683
R&D	$309	$318	$328	$338	$348
Kitchen supplies	$1,030	$1,061	$1,093	$1,126	$1,159
Employee meals	$1,030	$1,061	$1,093	$1,126	$1,159
Payroll tax	$19,902	$24,877	$28,609	$31,469	$33,043
Payroll processing fee	$1,545	$1,591	$1,639	$1,688	$1,739
Market Fees	$6,079	$6,262	$6,450	$6,643	$6,843
Training & development	$155	$159	$164	$169	$174
Travel expenses	$773	$796	$820	$844	$869
Computer & internet fees	$2,060	$2,122	$2,185	$2,251	$2,319
Insurance	$4,500	$4,635	$4,774	$4,917	$5,065
Telephone	$2,986	$3,076	$3,168	$3,263	$3,361
Meals & entertainment	$1,050	$1,103	$1,158	$1,216	$1,276
Uniforms	$773	$796	$820	$844	$869
Professional fees	$1,030	$1,061	$1,093	$1,126	$1,159
Office supplies	$1,545	$1,591	$1,639	$1,688	$1,739
Licenses and permits	$1,030	$1,061	$1,093	$1,126	$1,159
Payroll expenses	$81,120	$101,400	$116,610	$128,271	$134,685
Advertising and promotions	$14,026	$17,532	$20,162	$22,178	$23,287
Rent	$30,450	$31,364	$32,304	$33,274	$34,272
Postage and delivery	$486	$607	$698	$768	$806
Total	**$183,130**	**$216,537**	**$242,073**	**$262,117**	**$274,014**
Operating Profit	**$28,201**	**$54,868**	**$78,122**	**$98,718**	**$113,642**

THE FINANCIAL INFORMATION PROVIDED TO INVESTORS HAS NOT BE REVIEWED BY AN INDEPENDENT PUBLIC ACCOUNTANT AND IS CERTIFIED BY THE PRINCIPAL EXECUTIVE OFFICER OF THE ISSUER.

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the [Progress Bar](#).

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

THIS OFFERING IS BEING CONDUCTED PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF WHICH HAS LIMITED CANCELLATION RIGHTS FOR INVESTORS. INVESTORS MAY CANCEL THEIR INVESTMENT FOR ANY REASON UNTIL FORTY EIGHT (48) HOURS PRIOR TO THE OFFERING CLOSE DATE. IF AN INVESTORS DOES NOT CANCEL THEIR INVESTMENT PRIOR TO 48) HOURS TO THE OFFERING CLOSE DATE THEN THE INVESTOR MAY ONLY CANCEL THEIR INVESTMENT IN THE EVENT OF A MATERIAL CHANGE WHICH REQUIRES AFFIRMATIVE RECONFIRMATION OF THEIR INVESTMENT. SHOULD AN INVESTOR NOT CANCEL THEIR INVESTMENT COMMITMENT PRIOR TO 48 HOURS PRIOR TO THE OFFERING CLOSE DATE AND NO MATERIAL CHANGES OCCUR, THE INVESTOR WILL BE UNABLE TO CANCEL THEIR INVESTMENT COMMITMENT AND THE FUNDS WILL BE RELEASED TO THE ISSUER UPON THE CLOSING OF THE OFFERING AND THE INVESTOR WILL RECEIVE SECURITIES IN EXCHANGE FOR HIS OR HER INVESTMENT.

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V